SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 2, 2007 announcing "Partner Communications Places a Follow-on Order for ECtel's Revenue Assurance Solution".  Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Ron Fainaro,
Executive Vice President and

Chief Financial Officer

Dated:  May 2, 2007

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Index to Exhibits

Exhibit No.                   Exhibit

1                                    Press Release issued May 2, 2007

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EXHIBIT 1

Partner Communications Places a Follow-on Order for ECtel's Revenue Assurance Solution

ROSH HA'AYIN, Israel, May 2 2007, ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that Partner Communications Ltd., operating in Israel under the Orange(TM) brand, has placed a follow-on order for ECtel's revenue assurance solution RAP.

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM, GPRS, UMTS and HSDPA-based services and the development of wire free applications under the Orange(TM) brand. Partner Communications commenced full commercial operations in January 1999 and by December 31, 2006 had 2.668 million subscribers.

RAP is ECtel`s innovative revenue assurance platform facilitating cost-effective and proactive assurance of revenues and processes for wireline, wireless, and next generation IP, multimedia and IPTV providers. It provides a unique set of functionalities and capabilities and enables operators and system integrators to implement system interfaces, define Key Performance Indicators (KPIs), add or update revenue assurance KPIs, controls and more.

"We are pleased that Partner has  elected to expand its Integrated Revenue Management(TM) tools with our latest revenue assurance solution RAP version 5" commented Mr. Itzik Weinstein, President and CEO of ECtel. "The growing number of existing and new customers choosing RAP demonstrates the competitive advantage and benefits operators see in our integrated products."

 About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

ECtel Ltd.
Ron Fainaro
Executive Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECtel Ltd.
Dana Rubin
MarCom Manager
Tel: +972-3-9002656
Fax: +972-3-9002103
Email: ir@ectel.com

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